Exhibit 10.1

Execution Version

ADMINISTRATIVE SERVICES AGREEMENT

This Administrative Services Agreement (this “Agreement”) is made effective as of November 15, 2021 (“Effective Date”) by and between Group 1001 Resources, LLC, a Delaware limited liability company (“G1001 Resources”), and Clear Spring Life Insurance Company, a Texas stock insurance company (“CSLIC”).

WHEREAS, CSLIC and G1001 Resources’ parent, Group One Thousand One Services, Inc. (“G1001 Parent”), formed G1001 Resources as a subsidiary to serve as the primary employer of record and employee benefit plan sponsor for all of the employees supporting the business and operations of G1001 Parent’s subsidiaries and affiliates;

WHEREAS, G1001 Resources has professional staffing for financial, legal, compliance, investment, human resources, information technology, administrative, and other operational support functions related to the maintenance and operation of business enterprises, such as CSLIC;

WHEREAS, CSLIC desires G1001 Resources to provide services to CSLIC (collectively, the “services”) and desires further to make use in its day-to-day operations of certain property, equipment, and facilities (collectively, the “facilities”) of G1001 Resources as CSLIC may request with respect to the services;

WHEREAS, G1001 Resources and CSLIC contemplate that such an agreement for services will achieve certain operating economies and provide economic and other benefits to each of them; and

WHEREAS, G1001 Resources and CSLIC wish to ensure that all charges for services and the use of staff and facilities incurred hereunder are reasonable and are based on actual costs arrived at in a fair and equitable manner, and that estimated costs, whenever used, are adjusted periodically to bring them into alignment with actual costs;

NOW, THEREFORE, in consideration of the premises and of the mutual promises set forth herein, and intending to be legally bound hereby, G1001 Resources and CSLIC agree as follows:

1. PERFORMANCE OF SERVICES AND USE OF FACILITIES. Subject to the terms, conditions, and limitations of this Agreement, G1001 Resources agrees to the extent requested by CSLIC to perform diligently and in a professional manner such services as set forth in this Agreement as CSLIC determines to be reasonably necessary in the conduct of its operations.

Subject to the terms, conditions and limitations of this Agreement, G1001 Resources agrees to the extent requested by CSLIC to make available to CSLIC such of its facilities as CSLIC may determine to be reasonably necessary in the conduct of its operations, including data processing equipment, business property (whether owned or leased) and communications equipment.

G1001 Resources agrees at all times to maintain sufficient facilities and trained personnel of the kind necessary to perform under this Agreement.

CSLIC will oversee the functions and services provided by G1001 Resources, and will monitor all functions and services annually for quality assurance.

(a) CAPACITY OF PERSONNEL AND STATUS OF FACILITIES. Whenever G1001 Resources utilizes its personnel to perform services for CSLIC pursuant to this Agreement, such personnel shall at all times remain employees of G1001 Resources subject solely to its direction and control, and G1001 Resources shall alone retain full liability to such employees for their welfare, salaries, fringe benefits, legally required employer contributions, and tax obligations.

No facility of G1001 Resources used in performing services for or subject to use by CSLIC shall be deemed to be transferred, assigned, conveyed, or leased by performance or use pursuant to this Agreement.

(b) EXERCISE OF JUDGMENT IN RENDERING SERVICES. In providing any services hereunder that require the exercise of judgment by G1001 Resources, G1001 Resources shall perform any such service in accordance with any standards and guidelines that CSLIC develops and communicates to G1001 Resources. In performing any services hereunder, G1001 Resources shall at all times act in a manner reasonably calculated to be in or not opposed to the best interests of CSLIC.

(c) CONTROL. The performance of services by G1001 Resources for CSLIC pursuant to this Agreement shall in no way impair the absolute control of the business and operations of G1001 Resources or CSLIC by their respective Board of Directors or governing body. G1001 Resources and CSLIC shall act hereunder so as to ensure the separate operating identity of CSLIC.

(d) SERVICES. The performance of G1001 Resources under this Agreement with respect to the business and operation of CSLIC shall at all times be subject to the direction and control of the Board of Directors of CSLIC.

Subject to the foregoing and to the terms, conditions, and limitations of this Agreement, G1001 Resources shall provide to CSLIC, at CSLIC’s request, the services set forth below with respect to the business of CSLIC.

(e) CONTRACT SERVICES AND GENERAL ADMINISTRATIVE SERVICES. G1001 Resources shall administer on CSLIC’s behalf (i) CSLIC’s contracts of reinsurance including, but not limited to, the collection of amounts due CSLIC thereunder, the payment of amounts due ceding companies thereunder and the maintenance of any required trust accounts or other security, in each case in accordance with the terms of such contracts of reinsurance, and (ii) such other contracts of CSLIC entered into from time to time, including the enforcement of CSLIC’s rights, and the performance of CSLIC’s obligations, thereunder. G1001 Resources shall perform such other administrative and contract services not specified in this Agreement, as reasonably requested by CSLIC.

(f) ACCOUNTING, DATA PROCESSING, TAX, AND AUDITING. Under the general supervision of the Board of Directors and management of CSLIC, G1001 Resources shall provide accounting services including, but not limited to, the following: (i) preparation of financial statements and reports, including annual and quarterly statements on a statutory accounting basis and a U.S. GAAP basis, and U.S. tax returns; (ii) maintenance of general account ledgers and other related financial records; and (iii) processing financial transactions of CSLIC. G1001 Resources shall also provide such assistance as may be required with respect to tax and auditing services. Such auditing services shall include not only review of financial records but may also include review of specific functions and activities in order to ensure compliance with CSLIC’s established policies. This auditing provision shall not apply to CSLIC’s audit of G1001 Resources’ services pursuant to this Agreement.

(g) FUNCTIONAL SUPPORT SERVICES. G1001 Resources, when requested by CSLIC, shall provide functional support services including, but not limited to, the following: (i) actuarial services, counseling on reserving requirements, actuarial certifications, and advice with respect to reinsurance; (ii) services associated with the establishment, maintenance, registration with appropriate government agencies, and administration of separate accounts, including unit pricing of the separate accounts, (iii) services associated with the generation and mailing of Form 1099; (iv) services in support of ERISA and Internal Revenue Code tax qualified plans, (v) services in connection with the management of bank accounts; (vi) telecommunications services and electronic data processing services, facilities, and integration, including software programming and documentation and hardware utilization; (vii) legal services, including representation of CSLIC in the prosecution or defense of actions and in the negotiation and preparation of contracts and other documents, governmental relations and advising on regulatory compliance, rendering opinions on various legal matters, product development, and drafting and filing of policies and forms; (viii) purchasing; (ix) printing, forms management, distribution, mailings, and bulk handling; (x) human resources and employee relations services, including payroll processing, employee benefit plan design and administration, compensation design and administration, and recruiting of personnel; (xi) investment services including, but not limited to, advice and recommendations concerning investments to be acquired, held, exchanged or sold, and strategies to be employed for financing and hedging of investments by CSLIC, and entering into investment transactions on behalf of CSLIC; and (xii) other corporate services including, but not limited to, escheat processing, conference and travel, and purchasing.

(h) POLICYHOLDER SERVICE. G1001 Resources, when requested by CSLIC, shall provide policyholder services including, but not limited to, activities involving personal contact or communication with a policyholder or beneficiary, activities relating to policy loan applications and payments, surrender requests including computation of benefits payable, policy conversions, beneficiary changes, policy changes, requests for general information, preparation and mailing of disbursements, preparation and mailing of periodic reports and statements, dividend computations, premium payments, policy lapses, expires, nonforfeitures, reinstatements, consumer complaints and other related policyholder services.

In addition, when requested by CSLIC, G1001 Resources shall provide advice on unique or complex policyholder services issues with respect to insurance and annuity products transacted by CSLIC.

(i) UNDERWRITING AND ISSUE SUPPORT. G1001 Resources, when requested by CSLIC, shall provide underwriting functions and services including, but not limited to, product design, preparation and filing of prospectuses and forms, compliance, issuance of quotes and proposals, review of applications for policies and advice with respect to underwriting, review of rates, advice regarding issuance of policies, coverage booklets and amendments, advice with respect to agent compensation and other related services, property and casualty insurance evaluation and procurement, office design services, lease negotiation, library, and conference and travel.

With respect to any underwriting services that are provided to CSLIC by G1001 Resources pursuant to this Agreement, it is understood that: (i) G1001 Resources shall provide such services in accordance with the underwriting guidelines and procedures of CSLIC; and (ii) CSLIC shall retain all final underwriting authority.

(j) CLAIMS ASSISTANCE. G1001 Resources, when requested by CSLIC, shall assist CSLIC by processing, examining and investigating claims. In addition, when requested by CSLIC, G1001 Resources shall provide advice to CSLIC concerning CSLIC’s claims. It is understood that: (i)G1001 Resources shall provide such services in accordance with the claims guidelines and procedures of CSLIC and (ii) CSLIC shall retain final approval authority for all claims.

(k) PUBLIC RELATIONS, ADVERTISING, SALES AND MARKETING PROMOTIONAL SERVICES. G1001 Resources, when requested by CSLIC, shall provide marketing assistance and services, including sales aids, rate guides, sales brochures, solicitation materials and such other promotional materials, information, assistance and advice as shall assist the sales, public relations and advertising efforts of CSLIC, as well as services in connection with and in support of broker and distributor licensing and appointing, contracts and compensation. In addition, when requested by CSLIC, G1001 Resources shall provide to CSLIC advice with respect to issues regarding public relations, advertising, sales and marketing. All advertising, sales and marketing material utilized by or on behalf of CSLIC shall be subject to the prior approval of CSLIC and CSLIC shall maintain files of all such material in accordance with applicable law.

2. CHARGES. CSLIC agrees to reimburse G1001 Resources for the cost of the services and facilities provided by G1001 Resources to CSLIC pursuant to this Agreement. The charge to CSLIC for such services and facilities shall include all direct and directly allocable expenses, reasonably and equitably determined to be attributable to CSLIC by G1001 Resources.

G1001 Resources’ determination of charges hereunder shall be presented to CSLIC, and if CSLIC objects to any such determination, it shall so advise G1001 Resources within thirty (30) days of receipt of notice of said determination. Unless the parties can reconcile any such objection, they shall agree to the selection of a firm of independent certified public accountants, which shall determine the charges properly allocable to CSLIC and shall, within a reasonable time, submit such determination, together with the basis therefor, in writing to G1001 Resources and CSLIC, whereupon such determination shall be binding. The expenses of such a determination by a firm of independent certified public accountants shall be borne equally by G1001 Resources and CSLIC.

3. PAYMENT. G1001 Resources shall submit to CSLIC written estimates of charges incurred by G1001 Resources pursuant to this Agreement as they are incurred. CSLIC shall pay the amount as shown on the written estimates within three days following receipt of the written estimates by CSLIC. Within thirty (30) days after the last day of each calendar month, G1001 Resources shall submit to CSLIC a detailed written statement of charges due from CSLIC to G1001 Resources in the preceding month. G1001 Resources reserves the right to provide statements on a less frequent basis, but in no event less than on a quarterly basis. Each statement shall include charges not included in any previous statements, estimated payments received by

G1001 Resources and not included in any previous statements, and any balance payable or to be refunded as shown in the statement shall be paid or refunded within thirty (30) days following receipt of the written statement by CSLIC. CSLIC shall not advance funds to G1001 Resources except to pay for the services performed hereunder. G1001 Resources acknowledges that all funds and invested assets of CSLIC are the exclusive property of CSLIC, held for the benefit of CSLIC and are subject to the control of CSLIC at all times. All payments and accounting related to or under this Agreement will comply with the requirements of the Accounting Practices and Procedures Manual published by the National Association of Insurance Commissioners.

4. STANDARD OF CARE. The parties shall use that degree of ordinary care and reasonable diligence in the performance of services hereunder that an experienced and qualified provider of similar services under a similar services agreement would use acting in like circumstances and familiar with such matters and in accordance with such additional standards as may be adopted by CSLIC from time to time and communicated to G1001 Resources, including industry standards and applicable laws and any contractual obligations or limitations binding on CSLIC and made known to G1001 Resources. Furthermore, the parties agree to maintain backup systems and contingency plans to ensure that work stoppages, fires, riots, equipment, utility or transmission failures, shortage or damage, “acts of God,” or other similar occurrences do not jeopardize the integrity of the data or other information maintained on behalf of the other party. Each party warrants it will maintain such systems in conformity with corporate and prudent business standards.

G1001 Resources shall permit its personnel to access Customer Information (defined below) solely to the extent reasonably necessary to provide the services. G1001 Resources will use multi-factor authentication to protect against unauthorized access to

Customer Information, provided that, to the extent G1001 deems such multi-factor authentication infeasible, G1001 Resources may instead use effective alternative compensating controls review and approved by G1001 Resources’ chief information security officer (or similar officer responsible for information security within G1001 Resources’ organization).

G1001 Resources shall encrypt Customer Information in transit over external networks and at rest, provided that, to the extent G1001 Resources deems such encryption infeasible, G1001 Resources may instead secure Customer Information using effective alternative compensating controls review and approved by G1001 Resources’ chief information security officer (or similar officer responsible for information security within G1001 Resources’ organization).

G1001 Resources will process Customer Information received, directly or indirectly, from CSLIC or customers solely for the purpose of performing the services in accordance with this Agreement or pursuant to CSLIC’s instructions as issued from time to time in writing. G1001 Resources will not:

(a) Sell, rent, release, disclose, disseminate, make available, transfer, or otherwise communicate orally, in writing, or by electronic or other means, such Customer Information to another business or any third party for monetary or other valuable consideration; or

(b) Retain, use, disclose, collect, sell, use, or otherwise process such Customer Information for any purpose other than for the specific purpose of, and as necessary for, performing services pursuant to this Agreement. For clarity, G1001 Resources may not retain, use, or disclose such Customer Information for any commercial purposes outside of the direct business relationship between G1001 Resources and CSLIC.

5. CONFIDENTIALITY. G1001 Resources and CSLIC shall hold, and cause their respective affiliates, employees, and other representatives and agents to hold, in strict confidence, Confidential Information of the other, unless they are compelled to disclose the same by judicial or administrative process or by other requirement of law. “Confidential Information” consists of all information, whether written or unwritten, treated by the respective party as confidential or in respect of which either party has a legal obligation of confidentiality, and may include, without limitation, certain proprietary information such as trade secrets, or information about policyholders, applicants, claimants or other third parties such as personally identifiable information and protected health information (“Customer Information”); provided, however, Confidential Information shall not include (i) information in the public domain other than as a result of a breach of a party’s confidentiality obligation hereunder, or (ii) information which at the time disclosed to the other party pursuant hereto was already rightfully in the possession of such other party in the same or substantially similar accumulated form. Customer Information includes any and all information in any medium or format that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular consumer, household, or device. Without limitation, Customer Information includes information qualifying as “personal information,” “nonpublic personal information,” “nonpublic information” and similar terms under the following laws and their implementing regulations: (1) California Consumer Privacy Act of 2018 (Cal. Civ. Code § 1798.100, et seq.); (2) 23 NYCRR Part 500; (3) the California Financial Information Privacy Act (Cal. Fin. Code § 4050, et seq.); and (4) Gramm Leach Bliley Act (15 U.S.C. § 6801, et seq.). Each party shall take necessary and reasonable precautions to prevent unauthorized disclosure of Confidential Information of the other party or any policyholder, applicant, claimant or third party to whom the parties owe a duty of confidentiality and shall require all of its respective affiliates, employees, and other representatives and agents to whom it is necessary to disclose the same, or to whom the same has been disclosed, to keep such Confidential Information secret and confidential. A party’s obligations hereunder in respect of any item of Confidential Information shall continue after termination of this Agreement.

G1001 Resources agrees to keep Customer Information confidential in all material respects in accordance with all state and federal privacy laws and written policies which the parties may approve time to time. Unless otherwise required by law, G1001 Resources is prohibited from disclosing or using Customer Information for any purpose other to carry out its obligations under this Agreement.

G1001 Resources represents and warrants that it will: (v) keep all Customer Information strictly confidential; (w) comply with all applicable federal and state laws regarding the protection, disclosure, and deletion of Customer Information; (x) comply with any directions from CSLIC regarding the protection, disclosure, and deletion of its Customer Information, to the extent required by law; (y) maintain adequate systems and appropriate administrative, physical, technical, electronic, and procedural measures to protect and secure the confidentiality, integrity, and availability of the Customer Information; and (z) immediately report to CSLIC any use or disclosure of such party’s Customer Information not permitted by this Agreement.

CSLIC reserves the right to review G1001 Resources’ policies and procedures governing the maintenance of Customer Information. At CSLIC’s reasonable discretion and in accordance with CSLIC’s directions, G1001 Resources shall conduct, or pay the cost of conducting, an investigation of any incident required to be reported under this Section 5 and will provide or pay the costs of providing, any required notices to any individuals whose Customer Information was or is believed to have been involved.

6. RECORDS AND DOCUMENTS. All books and records developed or maintained under or related to this Agreement are books and records of G1001 Resources and CSLIC. G1001 Resources shall be responsible for maintaining full and accurate accounts and records of all services rendered and facilities used pursuant to this Agreement in accordance with applicable laws and regulations, and such additional information as CSLIC may reasonably request for purposes of its internal bookkeeping and accounting operations. G1001 Resources shall keep copies of such accounts and records available at its principal offices for audit, inspection, and copying by CSLIC and persons authorized by CSLIC or any governmental agency having jurisdiction over CSLIC during all reasonable business hours. Such accounts and records shall be delivered upon a request for such accounts and records by CSLIC or by any governmental agency having jurisdiction over CSLIC.

7. RECORDS AND AUDIT RIGHTS. All books, records, and files established and maintained by G1001 Resources by reason of its performance under this Agreement which, absent this Agreement, would have been held by CSLIC, shall be: (i) deemed the property of CSLIC and under CSLIC’s direct supervision, management, and control; (ii) maintained in accordance with applicable laws and regulations; and (iii) subject to examination at all times by CSLIC and persons authorized by CSLIC or any governmental agency having jurisdiction over CSLIC.

With respect to documents that would otherwise be held by CSLIC and which may be obtained by G1001 Resources in performing under this Agreement, G1001 Resources shall deliver such documents to CSLIC upon a request for such documents by CSLIC or by the Supervisor.

In addition to the foregoing, CSLIC may audit G1001 Resources, at CSLIC’s sole expense and upon reasonable notice, to ensure that security controls and operational management procedures are in place as required by this Agreement, provided, however, that nothing herein will allow CSLIC to review data or other information pertaining to other customers of G1001 Resources. G1001 Resources will also make available to CSLIC, upon written notice, copies of any external audit reports produced for G1001 Resources with respect to the services provided under this Agreement.

The Texas Department of Insurance (the “Department”) shall have the right to examine, at CSLIC’s expense, all the originals of the records and the records maintenance services performed by G1001 Resources under this Agreement at the address listed above. Further, upon request by the Department, G1001 Resources, on behalf of CSLIC, will provide copies of the records, in either electronic format or paper copy, at the direction of the Department. CSLIC will reimburse the Department for reasonable travel, lodging and meal expenses for any representative or employees of the Department to be on the site to inspect and view and records requested by the Department. G1001 Resources will fully cooperate with the Department during such an examination.

8. RIGHT TO CONTRACT WITH THIRD PARTIES. Nothing herein shall be deemed to grant G1001 Resources an exclusive right to provide services to CSLIC, and G1001 Resources retains the right to contract with any other party, affiliated or unaffiliated, for the performance of services or for the use of facilities as are available to or have been requested by CSLIC pursuant to this Agreement.

9. CONTACT PERSON(S). CSLIC and G1001 Resources each shall appoint one or more individuals who shall serve as contact persons for the purpose of carrying out this Agreement. Such contact persons shall be authorized to act on behalf of their respective parties as to the matters pertaining to this Agreement. Effective upon execution of this Agreement, the initial contact persons shall be those set forth in Appendix A. Each of the parties shall notify the other, in writing, as to any change, including any change for any such designated contact person.

10. TERMINATION. This Agreement shall remain in effect until terminated by either G1001 Resources or CSLIC by giving ninety (90) days or more advance written notice. Either G1001 Resources or CLSLIC may terminate this Agreement for cause in the event of a material breach of this Agreement, provided that the non-breaching party must provide written notice of the material breach to the breaching party and provide the breaching party a thirty (30) day cure period. Upon termination, G1001 Resources shall promptly deliver to CSLIC all books and records that are, or are deemed by this Agreement to be, the property of CSLIC.

Application software and all copies thereof developed by G1001 Resources for CSLIC’s use shall become, and that developed by CSLIC and provided to G1001 Resources for CSLIC’s exclusive use shall remain, the property of CSLIC in perpetuity. To the extent allowed by applicable law, CSLIC shall have the same rights as G1001 Resources in any other software or copies thereof obtained by G1001 Resources under license from third party vendors. CSLIC may purchase other software or copies thereof from third party vendors for its exclusive use on G1001 Resources’ equipment if CSLIC so desires. G1001 Resources agrees that any software or copies thereof purchased by CSLIC and used by G1001 Resources in connection with this Agreement shall remain the property of CSLIC.

Notwithstanding the foregoing, G1001 Resources shall have no automatic right to terminate this Agreement if CSLIC is placed in liquidation, rehabilitation, conservation or ancillary receivership, or is seized by the commissioner under Texas Insurance Code Chapter 443, as the context requires (“receivership”), G1001 Resources will continue to maintain any systems, programs, or other infrastructure under this Agreement notwithstanding CSLIC being in receivership, and will make them available to the liquidator, rehabilitator, conservator, ancillary receiver, or commissioner, as the context requires (the “receiver”), for so long as G1001 Resources continues to receive timely payment, if any, for services rendered. Further, if CSLIC is in receivership, all of the rights of CSLIC under this Agreement extend, to the extent permitted by applicable law, to the receiver, and all books and records will immediately be made available to the receiver, and must be turned over to the receiver immediately upon the receiver’s request.

11. SETTLEMENT ON COMPLETE TERMINATION. No later than thirty (30) days after the effective date of termination of this Agreement, G1001 Resources shall deliver to CSLIC a detailed written statement of all charges incurred and not included in any previous statement to the effective date of termination. The amount owed or to be refunded hereunder shall be due and payable within thirty (30) days of receipt of such statement.

12. ASSIGNMENT. This Agreement and any rights pursuant hereto shall not be assignable by either party hereto, except as set forth herein or by operation of law. Except as and to the extent specifically provided in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto, or their respective legal successors, any rights, remedies, obligations, or liabilities, or to relieve any person other than the parties hereto, or their respective legal successors, from any obligations or liabilities that would otherwise be applicable. The representations, warranties, covenants, and agreements contained in this Agreement shall be binding upon, extend to, and inure to the benefit of the parties hereto, their, and each of their, successors and assigns respectively.

13. GOVERNING LAW. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Texas applicable to contracts made and to be performed in that State without regard to principles of conflict of laws.

14. ARBITRATION. Any unresolved dispute or difference between the parties arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association and the Expedited Procedures thereof. The award rendered by the Arbitrator shall be final and binding upon the parties, and judgment upon the award rendered by the Arbitrator may be entered in any Court having jurisdiction thereof. The arbitrators shall be persons unaffiliated with either G1001 Resources or CSLIC.

15. INDEMNIFICATION. CSLIC and G1001 Resources agree to hold each other harmless and to indemnify each other against any and all extra-contractual liability and any related loss, damage, expense, costs, cause of action, demand, penalty, fine, or claim (including cost of litigation or administrative proceeding and counsel fees) arising out of or related to any of the services provided hereunder to the extent the same are caused by the act or failure to act of the indemnifying party or by acts of gross negligence or willful misconduct committed by the indemnifying party’s directors, officers, employees, or agents.

16. NOTICE. All notices, statements, or requests provided for hereunder shall be deemed to have been duly given when delivered by hand to an officer of the other party, or when deposited with the U.S. Postal Service, as first class certified or registered mail, postage prepaid, overnight courier service, telex or telecopier, addressed:

(a)	If to G1001 Resources, to:
10555 Group 1001 Way
Zionsville, Indiana 46077
Att: Legal

(b)	If to CSLIC, to:
10555 Group 1001 Way
Zionsville, Indiana 46077
Att: Legal

or to such other persons or places as each party may from time to time designate by written notice sent as aforesaid.

17. ENTIRE AGREEMENT. This Agreement, together with such amendments as may from time to time be executed in writing by the parties, constitutes the entire agreement and understanding between the parties in respect of the transactions contemplated hereby.

18. SECTION HEADINGS. Section headings contained herein are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

19. COUNTERPARTS. This Agreement may be executed in separate counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers duly authorized to do so, as of the Effective Date first above written.

GROUP 1001 RESOURCES, LLC

David B. Snyder
Secretary

CLEAR SPRING LIFE INSURANCE COMPANY

James D. Purvis
Chief Operating Officer

APPENDIX A

CONTACT PERSON(S) FOR G1001 RESOURCES:

ATTN: Chief Legal Officer/Secretary

10555 Group 1001 Way

Zionsville, Indiana 46077

Telephone: (317) 975-3260

CONTACT PERSON(S) FOR CSLIC:

ATTN: General Counsel

10555 Group 1001 Way

Zionsville, Indiana 46077

Telephone: (312) 357-0531

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